Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810 - 789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

January 11, 2021 and January 13, 2021

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On January 13, 2021, the Company announced that it made its final cash payment of US $13,000,000 for the purchase of Platinum Vape.

On January 11, 2021, the Company issued a US$11,550,000 principal amount debenture to an arm’s-length investor by way of a private placement (the “Private Placement”) for gross proceeds to the Company of US $11,000,000. The Debenture is not convertible, unsecured and bears interest at the rate of 1% per month. The lender retained a 5% bonus on the principal amount of the Debenture (USD $550,000).

Item 5Full Description of Material Change

5.1Full Description of Material Change

On January 13, 2021, the Company announced that it has made its final cash payment of US$13 million to the sellers in relation to its purchase last year of Platinum Vape (“PV”). Full details of the PV acquisition can be found in the September 14, 2020 press release.

PV continues to see growth in sales of PV branded products. In the first full week of 2021, PV branded products had a record US$2.8 million in sales. The Company continues to work towards its launch of PV in Arizona and is looking at other states for potential expansion.

Brad Rogers, CEO of RWB stated, “I’m very proud of our team at PV who continue to exponentially outperform the market and add accretive value to RWB”, adding, “I am happy to have this milestone completed and pleased to see the excitement the entire RWB team brings in to work every day and their drive to replicate this growth across the organization”.

In addition, the Company reports today that it has issued a US$11,550,000 Debenture to an arm’s-length investor by way of a Private Placement netting the company approximately $11 million after fees and expenses. The Debenture is not convertible, unsecured and bears interest at the rate of 1% per month. The principal amount of the Debenture and accrued interest is payable on the date that is the earlier of: (i) the date of completion by the Company of a minimum financing of US$20,000,000 and (ii) 120 days from the date of issuance of the Debenture, all as more particularly as set forth in the debenture certificate (the “Maturity Date”). The Company continues to work on its previously announced US$60m financing, see the December 17, 2020 press release, additional details shall be provided on progress in due course.

The Company intends to use the proceeds from the Private Placement for working capital purposes, including making the final payment under the PV acquisition agreement. All securities issued in connection with the Private Placement will be subject to a four-month hold period under securities laws.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director  and CFO
Phone:  604‐687‐2038

Item 9Date of Report

January 18, 2021